June 30, 2005

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Potomac Funds (the “Trust”)
File Nos.: 333-28697 and 811-08243

Dear Sir or Madam:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 48 to the Trust’s Registration Statement, filed May 18, 2005 on Form N-1A together with all exhibits (the “Amendment”) pursuant to Rule 477(a) of the Securities Act of 1933 (the “Act”).

Post-Effective Amendment No. 48 was filed to add an additional series to the Trust. Because the Trust has decided not to add an additional series at this time, the withdrawal of Post-Effective Amendment No. 48 is requested.

Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the amendment has been signed by the President of the Trust this 30th day of June, 2005.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Angela L. Pingel at (414) 765-5348.

Very truly yours,

/s/ Daniel D. O’Neill

Daniel D. O’Neill
President